Exhibit 4.81
Transfer Certificate - HSH Nordbank AG
The Transferee accepts exclusive responsibility for ensuring that this Certificate and the transaction to which it relates comply with all legal and regulatory requirements applicable to it.
To:	HSH Nordbank AG for itself and for and on behalf of the Borrower, each Security Party, the Security Trustee, the Swap Banks and each Lender, as defined in the Senior Loan Agreement referred to below.
30 November  2016
1.
This Certificate relates to a loan agreement dated 31 March 2006 between, inter alia, (1) Dryships Inc. (the "Borrower"), (2) HSH Nordbank AG, Bank of America, N.A., Santander Asset Finance plc (formerly Alliance & Leicester Commercial Finance plc), UniCredit Bank AG (fka Bayerische Hypo uind Vereinsbank AG), Commerzbank Aktiengesellschaft, Natixis and Sumitomo Mitsui Banking Corporation (Brussels Branch) and each of their successors and assigns (the "Senior Lenders"), (3) HSH Nordbank AG (in its capacity as agent, the "Agent") and (4) HSH Nordbank AG (in its capacity as security trustee, the "Security Trustee"), as amended by (i) that certain Supplemental Letter dated 15 May 2006 between the Borrower and the Agent; (ii) that certain Amending and Restating Agreement dated 23 May 2007 between, inter alia, the Borrower, the Agent and the Security Trustee; (iii) that certain Supplemental Agreement dated 27 February 2008 among, inter alia, the Borrower, the Senior Lenders, the Agent and the Security Trustee; (iv) the Supplemental Letter dated 23 April 2008 between the Borrower and the Agent; (v) the Supplemental Agreement dated 17 November 2009 between, inter alia, the Borrower, the Senior Lenders, the Agent and the Security Trustee; (vi) the Supplemental Letter dated 29 September 2010 between the Borrower and the Agent; (vii) the Supplemental Letter dated 9 February 2012 between the Borrower and the Agent; (viii) the Supplemental Letter dated 27 September 2012 between the Borrower and the Agent; (ix) the Supplemental Agreement dated 18 November 2013 between the Borrower, the Agent and the Security Trustee; (x) the Variation Agreement dated 6th September 2016 between, inter alia, the Borrower, the Senior Lenders, the Agent and the Security Trustee; (xi) the Variation Agreement dated 4th November 2016 between, inter alia, the Borrower, the Senior Lenders, the Agent and the Security Trustee; and (xii) the Variation Agreement dated 8th November 2016 between, inter alia, the Borrower, the Senior Lenders, the Agent and the Security Trustee (as otherwise amended, novated or supplemented from time to time, the "Senior Loan Agreement") the Senior Lenders agreed to make available to the Borrower both term loan and short term credit facilities of (originally) up to US$518,875,000 in aggregate.

2.	In this Certificate:
"the Relevant Parties" means the Agent, the Borrower, each Security Party, the Security Trustee, each Swap Bank and each Lender;

 "the Transferor" means HSH Nordbank AG of Gerhart-Hauptmann-Platz 50, D-20095 Hamburg, Germany; and
"the Transferee" means Advice Investments S.A. of 80 Broad Street, Monrovia, Liberia.
Terms defined in the Senior Loan Agreement shall, unless the contrary intention appears, have the same meanings when used in this Certificate.
3.	The effective date of this Certificate is 30 November 2016 provided that this Certificate shall not come into effect unless it is signed by the Agent on or before that date.
4.
The Transferor assigns to the Transferee, without any warranty, representation, covenant or other recourse, absolutely all rights and interests (present, future or contingent) which the Transferor has as Lender under or by virtue of the Senior Loan Agreement and every other Finance Document in relation to 31.9160243843909 per cent. of the Contribution outstanding to the Transferor (or its predecessors in title) which is set out below:

Contribution	Amount transferred

$21,723,802.39	$21,723,802.39

5.
By virtue of this Transfer Certificate and Clause 26 of the Senior Loan Agreement, the Transferor is discharged entirely from its Commitment which amounts to $0.00 and the Transferee acquires a Commitment of $0.00.

6.
The Transferee undertakes with the Transferor and each of the Relevant Parties that the Transferee will observe and perform all the obligations under the Finance Documents which Clause 26 of the Senior Loan Agreement provides will become binding on it upon this Certificate taking effect.

7.
The Agent, at the request of the Transferee (which request is hereby made) accepts, for the Agent itself and for and on behalf of every other Relevant Party, this Certificate as a Transfer Certificate taking effect in accordance with Clause 26 of the Senior Loan Agreement.

8.	[Intentionally omitted]
9.	The Transferee:
(a)	confirms that it has received a copy of the Senior Loan Agreement and each other Finance Document;
(b)
agrees that the transfer is on a non-recourse basis and that it will have no rights of recourse of any kind on any ground against either the Transferor, the Agent, the Security Trustee, any Swap Bank or any Lender, including but not limited to:

(i)	the Finance Documents proving to be invalid or ineffective;
(ii)	the Borrower or any Security Party failing to observe or perform its obligations, or to discharge its liabilities, under the Finance Documents; and
(iii)
it proves impossible to realise any asset covered by a Security Interest created by a Finance Document, or the proceeds of such assets are insufficient to discharge the liabilities of the Borrower or any Security Party under the Finance Documents;

(c)
agrees that it will have no rights of recourse on any ground against the Agent, the Security Trustee, any Swap Bank or any Lender in the event that this Certificate proves to be invalid or ineffective;

(d)
warrants to the Transferor and each Relevant Party (i) that it has full capacity to enter into this transaction and has taken all corporate action and obtained all official consents which it needs to take or obtain in connection with this transaction; and (ii) that this Certificate is valid and binding as regards the Transferee; and

(e)	confirms the accuracy of the administrative details set out below regarding the Transferee.
10.
The Transferee undertakes with the Agent and the Security Trustee, on demand, fully to indemnify the Agent and/or the Security Trustee in respect of any claim, proceeding, liability or expense (including all legal expenses) which it may incur in connection with this Certificate or any matter arising out of it, except such as are shown to have been mainly and directly caused by the gross and culpable negligence or dishonesty of the Agent's or the Security Trustee's own officers or employees.

HSH NORDANK AG			ADVICE INVESTMENTS S.A.

By:	/s/ Illegible	/s/ Illegible	By:	/s/ Alexandros Sigalas
Alexandros Sigalas

Date:	30 November 2016		Date:	30 November 2016

Agent

Agent Signed for itself and for and on behalf of itself as Agent and for every other Relevant Party

HSH NORDBANK AG

By:	/s/ Illegible	/s/ Illegible

Date:	30 November 2016